Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

June 30, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corp Response to the Staff’s Comments on Amendment No. 7 to Draft Registration Statement on Form S-4 Filed June 16, 2022 with File No. 333-257518

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 29, 2022 on the Company’s Amendment No. 7 to the proxy/registration statement on Form S-4 previously submitted on June 16, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 8 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 7 to Registration Statement on Form S-4

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response

In response to the Staff’s comments, the Company has revised the disclosure on pages 72 and 73 in the Revised Registration Statement in accordance with the Staff’s instructions.

2.	Please clarify that all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.

Response

In response to the Staff’s comments, the Company has revised the disclosure on page 14 in the Revised Registration Statement in accordance with the Staff’s instructions. Besides, the Company respectfully advises the Staff that as disclosed in the section of “Use of Certain Terms,” “China” or “PRC” refers to the People’s Republic of China, which includes Hong Kong. Therefore, when referring to the legal and operational risks associated with being based in and having operations in China, such risks also apply to Hong Kong to the extent applicable.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 599 3322 ext. 25115 or via e-mail at SGlauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman, Esq.

cc:	Yang Ge (DLA Piper) Bill Huo (Becker)